August 5, 2022

Division of Corporate Finance

United States Securities and Exchange

Commission

Washington, DC 20549

Attn:	Stephen Krikorian
Melissa Walsh

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Quarterly Period Ended March 31, 2022
File No. 001-36555

Gentlepersons:

Further to our letter of August 1, 2022, enclosed please find our response to comment 3 as contained in your June 24th letter regarding SAFE investments. Management is still in the process of finalizing our analysis of comments 11, 12, and 13 from your June 24th letter regarding revenue recognition issues and this process is not yet complete. We are working through these issues as quickly as possible so that we may respond with the significant level of detail and analysis required by your comments. We believe we will have a final response for the Staff by Friday August 26 and apologize for this delay, which is being exacerbated by the fact that I am expecting to be out of the office for at least two weeks following a medical procedure.

Unless the context otherwise applies, we reference the comments in your June 24th letter as “comments” and comments in your prior comment letters as “prior comments”. For ease of reference, we have set forth each of your comments below in bold with our response to each comment set forth immediately below each such comment.

3.	We note your response to prior comment 3 regarding the Simple Agreement for Future Equity (“SAFE”) agreements. As previously requested, please address the following:

	●	Provide us with a complete description of the material rights and obligations of these agreements.
	●	Explain why the SAFEs are considered equity method investments under ASC 323. Refer to ASC 323-10-15-3.
	●	Provide us with your comprehensive analysis to support your accounting for these agreements with contextual references to the authoritative literature applied.

The material rights and obligations of the Simple Agreement for Future Equity (“SAFE”, or collectively, “SAFEs”) are as follows:

Terms	Simple Agreement for Future Equity #1 (SAFE #1, or Auradine SAFE): Grants Marathon Digital Holdings, Inc. (“Investor”) the right to certain shares of the Company’s Capital Stock.	Simple Agreement for Future Equity #2 (SAFE #2, or Da Vinci SAFE): Grants Investor the right to certain shares of the Company’s Capital Stock.
Company	Auradine, Inc.	DaVinci Computing Inc.

Purchase Amount	$2,000,000	$1,000,000

Agreement Date	December 21, 2021	December 30, 2021

Discount Rate	(i) 90% if the Equity Financing occurs prior to the date that is three (3) months after the Issuance Date; (ii) 85% if the Equity Financing occurs on a date that is on or after the date that is three (3) months after, but prior to six (6) months after, the Issuance Date; or (iii) 80% if the Equity Financing occurs on a date that is on or after six (6) months from the Issuance Date.	80%

Equity Financing	If there is an Equity Financing before the termination of SAFE, on the initial closing of such Equity Financing, SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price.

Liquidity Event	If there is a Liquidity Event before the termination of SAFEs, SAFEs will automatically be entitled to receive a portion of Proceeds due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (1) the Purchase Amount (the “Cash-Out Amount”) or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the “Conversion Amount”). If any of the Company’s securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor’s failure to satisfy any requirement or limitation generally applicable to the Company’s securityholders, or under any applicable laws.

Dissolution Event	If there is a Dissolution Event before the termination of SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Liquidation Preference

In a Liquidity Event or Dissolution Event, SAFE is intended to operate like standard non-participating Preferred Stock. The Investor’s right to receive its Cash-Out Amount is:

●     Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

●     On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

●     Senior to payments for Common Stock.

The Investor’s right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (1) and (2) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

Termination	SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of SAFE under an Equity Financing; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Liquidation Event or Dissolution Event.

Miscellaneous

Voting and Dividend Rights: The Investor is not entitled, as a holder of SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

Transferability: Neither this SAFE nor the rights in this SAFE are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this SAFE and/or its rights may be assigned without the Company’s consent by the Investor (i) to the Investor’s estate, heirs, executors, administrators, guardians and/or successors in the event of Investor’s death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company’s domicile.

Tax Treatment: The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE #1 is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

Definitions

Capital Stock	“Capital Stock” means the capital stock of the Company, including, without limitation, the “Common Stock” and the “Preferred Stock.”

Change of Control	“Change of Control” means (i) a transaction or series of related transactions in which any “person” or “group” (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company’s board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Discount Price	“Discount Price” means the lowest price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

Dissolution Event	“Dissolution Event” means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company’s creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Dividend Amount	“Dividend Amount” means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

Equity Financing	“Equity Financing” means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

Liquidity Event	“Liquidity Event” means a Change of Control, a Direct Listing, or an Initial Public Offering.

Liquidity Price	“Liquidity Price” means the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

Proceeds	“Proceeds” means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

SAFE Preferred Stock	“SAFE Preferred Stock” means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

Standard Preferred Stock	“Standard Preferred Stock” means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

The Company has re-evaluated its accounting for the SAFEs as follows:

Unit of Account

The Auradine SAFE was entered into in conjunction with the purchase of Series A3 Preferred Stock from Auradine, Inc. (“Auradine Preferred Stock”), and both instruments were entered into with the same counterparty (Auradine, Inc.). Therefore, Management first considered whether the Auradine SAFE is a freestanding financial instrument as defined in the ASC Master Glossary apart from the Company’s investment in Auradine Preferred Stock. An Investor does not need to be an Auradine Preferred Stockholder in order to be the holder of the Auradine SAFE and does not need to be the holder of the Auradine SAFE in order to be an Auradine Preferred Stockholder, thereby indicating that the Auradine SAFE is legally transferrable to another holder. Further, exercise of the Auradine SAFE does not extinguish the Auradine Preferred Stock, and conversion of the Auradine Preferred Stock into Auradine common stock does not extinguish exercisability of the Auradine SAFE. As the Auradine SAFE is both legally detachable and separately exercisable from the Auradine Preferred Stock, the Auradine SAFE meets the definition of a freestanding financial instrument.

The DaVinci SAFE was entered into as a standalone contract with DaVinci Computing, Inc. with no other purchase of DaVinci Computing, Inc.’s equity. The DaVinci SAFE was also entered into with a different counterparty than the Auradine SAFE, was not entered into in contemplation of the Auradine SAFE, and was entered into on a different date than the Auradine SAFE. Accordingly, the Da Vinci SAFE is considered a freestanding financial instrument. Notwithstanding that both SAFEs are freestanding financial instruments, the terms of each are similar and therefore, the analysis below was performed on the collective SAFEs.

Freestanding Derivative Analysis under ASC 815-10-15-83

The Company next considered whether both SAFEs meet the definition of a derivative as outlined in ASC 815-10-15-83. Given both Auradine, Inc., and DaVinci Computing, Inc. are not publicly traded companies, the physical settlement of the SAFEs would result in the Company receiving shares of each respective counterparty that are not readily convertible to cash. Further, the SAFEs do not provide for contractual net settlement and there is no market mechanism that facilitates net settlement. Accordingly, per ASC 815-10-15-99, the third criterion to be a derivative instrument under ASC 815-10-15-83(c) has not been met. In addition, the initial net investment of the Purchase Amounts equals the effective notional amount and therefore the second criterion in ASC 815-10-15-83(b) also has not been met. Given all three criteria outlined in ASC 815-10-15-83 must be met for an instrument to meet the definition of a derivative, the Company concluded that the SAFEs do not meet the definition of a derivative.

ASC 810 – Consolidation and ASC 323 – Investments - Equity Method and Joint Ventures Considerations

The Company also considered whether its investment in the SAFEs, collectively with the Company’s investment in the Auradine Preferred Stock would result in the Company consolidating either counterparty under ASC 810 Consolidation, or equity method account for its investments in the counterparties under ASC 323 Investments – Equity Method and Joint Ventures.

The Company determined that it does not hold a controlling financial interest in either entity. Accordingly, the Company does not consolidate either Auradine, Inc. or Da Vinci Computing, Inc.

The Company next re-evaluated whether the SAFEs are in the scope of ASC 323 Investments – Equity Method and Joint Ventures by considering whether the SAFEs are considered in-substance common stock in accordance with ASC 323-10-15-13 (note, neither Auradine, Inc. nor DaVinci Computing, Inc. are limited partnerships or similar entities per ASC 323-30-15-2). The SAFEs are not in-substance common stock as they have substantive liquidation preference over each of Auradine, Inc. and Da Vinci Computing, Inc.’s common stock, can only be settled at the Purchase Amount plus a premium of up to 20% (between 10-20% premium for the Da Vinci SAFE and 20% premium for the Auradine SAFE) thereby providing the investors in the SAFEs with downside protection of its Purchase Amount (i.e., the investor will always get at least the Purchase Amount plus a premium of up to 20% in value), and contain redemption features not available to each entity’s respective common stock holders that are settled in cash or shares of each of Auradine and Da Vinci’s stock at a value equal to the Purchase Amount plus a premium. Therefore, the SAFEs are not in the scope of ASC 323 Investments – Equity Method and Joint Ventures which is a revised conclusion from that previously disclosed in Note 1 – Organization and Description of Business to our consolidated financial statements for the year ended December 31, 2021.

ASC 321 – Investments – Equity Securities Considerations

The Company next considered whether the SAFEs are within the scope of ASC 321 and noted that the SAFEs do not meet the definition of a derivative instrument to be accounted for under the requirements of Topic 815, are not accounted for under the equity method under ASC 323, are not investments in consolidated subsidiaries, and any shares of SAFE preferred stock that the Company would receive upon exercise is in the scope of ASC 321. Accordingly, the SAFEs are in the scope of ASC 321. The Company has determined that as the SAFEs do not have a readily determinable fair value as defined in the ASC Master Glossary, the Company will therefore measure the investments in SAFEs at cost minus impairment, if any, as adjusted for observable price changes when such transactions occur in accordance with ASC 321-10-35-2. The Company will continue to reassess at each reporting period whether the SAFEs continue to qualify for measurement under ASC 321-10-35-2.

Embedded Derivative Analysis

The Company has not elected to account for the SAFEs under the fair value option and therefore has evaluated whether any of the following embedded features require bifurcation. Note: the Company has analyzed the features under both SAFEs collectively as the terms are identical:

—	Liquidity Event (Cash Redemption) at Cash-Out Amount
—	Dissolution Event (Cash Redemption)
—	Equity Financing (Share-Settled Redemption)
—	Liquidity Event (Cash Redemption) at Conversion Amount

The Company first determined that the host contracts (the SAFEs) are more akin to debt in accordance with the evaluation in ASC 815-15-25-17C to 25-17D for purposes of embedded derivative analysis as they contain redemption features, do not contain conversion rights, do not grant the investor voting rights, and contain liquidation preference over holders of common stock. While the SAFEs grant the Company discretionary dividend rights, which indicates an equity-like feature, the totality of the debt-like features are more impactful than the dividend rights. As such, any features that meet all three criteria in ASC 815-15-25-1 will be bifurcated from their host contracts and separately accounted for as derivatives.

Upon a Liquidity Event (Cash Redemption) at Cash-Out Amount and a Dissolution Event (Cash Redemption), the Company will receive settlement (cash) equal to the Purchase Amount. Given the settlement amount does not adjust based on changes in an index, the settlement amount is equal to par with no premium or discount, and the features contain multiple underlyings, these two features are considered clearly and closely related to the SAFE host contracts per ASC 815-15-25-42 and 25-26. Given these features are clearly and closely related to the SAFE host contracts, criterion ASC 815-15-25-1(a) is not met, and these features do not require bifurcation and separate accounting.

Equity Financing (Share-Settled Redemption), and Liquidity Event (Cash Redemption) at Conversion Amount, however, meet all three criteria in ASC 815-15-25-42 for bifurcation. Specifically, the premium of 10-20% upon settlement of the features result in each of these features involving a substantial premium, resulting in the features not being clearly and closely related to the SAFE host contracts. As discussed above, the SAFEs host contracts are not remeasured at fair value as the Company has not elected the fair value option and is instead, following the measurement guidance in ASC 321-10-35-3 for securities without readily determinable fair values. Further, these features meet the definition of a derivative as they contain underlyings that are the occurrence of an equity financing, interest rates or credit risk, a notional, they require little to no initial net investment, and are net settleable since the shares being delivered are not associated with the underlyings.

Materiality Determination

The Company previously accounted for the SAFEs at cost minus impairment. While ASC 321-10-35-3 allows for similar accounting using the measurement alternative (cost minus impairment, adjusted for observable price changes) for equity securities in its scope without readily determinable fair values, the Company did not separately value and account for the bifurcated features (Equity Financed (Share-Settled Redemption) and Liquidity Event (Cash Redemption) at Conversion Amount as derivatives. Management determined that the maximum value the collective bifurcated features in both SAFEs would have is $0.6 million assuming 100% probability of equity financing and maximum premium of 20%. Further, the maximum remeasurement difference in any given period is also $0.6 million. This amount is quantitatively immaterial to the Company on both the consolidated condensed balance sheet and consolidated statement of operations for all periods presented. Management also determined that this difference in accounting is also qualitatively immaterial for the following reasons:

a.	The matter at hand is a complex and nuanced area of accounting (embedded derivatives).
b.	There was no evidence of any pattern of bias by management when developing the original accounting for these investments.
c.	The accounting impact is in a financial statement element (Investments) which is now; and is expected to remain, an ancillary part of the company’s business.
d.	The accounting impact is of limited significance to the financial statement element (Investments).
e.	Investments do not represent a significant source of the company’s total assets or the company’s earnings.
f.	The effect of the accounting has minimal impact on trends, especially trends in profitability.
g.	There is no impact on loan covenants or other contractual agreements of the company.

Therefore, the Company will not separately account for the bifurcated derivatives in its consolidated balance sheet and consolidated statement of operations.

The Company acknowledges that the current disclosure as presented does not reflect the accounting conclusions discussed above. The Company will therefore prospectively clarify its revised accounting policy within Note 1 – Organization and Description of Business as follows with underlined text representing proposed added disclosure, and ~~stricken~~ text representing proposed deleted disclosure:

On December 21, 2021 and December 30, 2021, the Company entered into two separate Simple Agreement for Future Equity (“SAFE”) agreements classified on the balance sheet as non-current assets. The SAFE agreements are accounted for as equity securities without readily determinable fair value at cost minus impairment, as adjusted for observable price changes in orderly transactions for identical or similar investment of the same issue pursuant to Topic 321 Investments – Equity Securities. The investment in SAFE agreements is presented on the balance sheet at December 31, 2021 at a collective carrying value of $3 million equal to their purchased amounts with no noted impairments or adjustments.

In connection with responding to the staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the staff’s questions, but please contact the undersigned at hugh@marathondh.com or our counsel, Jolie Kahn, Esq., at joliekahnlaw@sbcglobal.net, if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Hugh Gallagher
Hugh Gallagher
Chief Financial Officer

Cc: Jolie Kahn, Esq.